Navios Maritime Holdings Inc.

Reports Financial Results

for the

Third Quarter ended September 30, 2007

•	Strong Financial Performance;
•	EBITDA Increased 65% to $57.9 million
•	Net Income Increased 116% to $36.5 million
•	Revenue Increased by 318% to $212.9 million
•	Quarterly Dividend of $0.0666 per share

PIRAEUS, GREECE, October 29, 2007 – Navios Maritime Holdings Inc. (“Navios”) (NYSE: “NM” ), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the quarter ended September 30, 2007.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated: “In the third quarter, we delivered strong financial performance, increasing EBITDA by 65%, net income by 116% and revenue by 318%. We also added significantly to the Navios group fleet by committing to acquire five capesize vessels, two of which have already been chartered out for five years, and securing 13 vessels on long-term charter-in contracts.”

Financial Highlights

Navios grew EBITDA by 65%, to $57.9 million in the third quarter of 2007 from $35.0 million in the third quarter in 2007. Net income grew by 116% to $36.5 million from $16.9 million. Revenue grew by 318% to $212.9 million from $50.9 million.

Third Quarter 2007 Results (in 000’s of US Dollars):

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	Three months ended September 30,
	2007	2006
	(unaudited)	(unaudited)
Revenue	$212,887	$50,903
EBITDA	$57,909	$35,048
Net income	$36,520	$16,884

Revenue: Revenue increased to $212.9 million for the three month period ended September 30, 2007 as compared to the $50.9 million for the same period of 2006.

Revenue from vessel operations increased by approximately $162.4 million, or 340%, to $210.1 million for the three month period ended September 30, 2007 from $47.7 million for the same period of 2006. This increase is mainly attributable to (a) an increase in the number of operating days, (b) improvement in the market resulting in higher charter-out daily hire rates in the third quarter of 2007 as compared to the same period of 2006, and (c) an increase in the number of Contracts of Affreightment (“COAs”) serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal decreased by $0.4 million to $2.8 million for the three month period ended September 30, 2007 as compared to $3.2 million in the same period of 2006. This is due to port terminal throughput volume decrease of approximately 13% to 676,000 tons for the three month period ended September 30, 2007 from 777,000 tons for the same period in 2006.

Gains on FFAs: Income from Forward Freight Agreements (“FFAs”) decreased by $5.2 million to a gain of $10.2 million during the three month period ended September 30, 2007 as compared to $16.0 million gain for the same period in 2006.

EBITDA: EBITDA increased by $22.9 million to $57.9 million for the three month period ended September 30, 2007 as compared to $35.0 million for the same period of 2006. The increase is mainly attributable to the increase in Revenue by $162.0 million from $50.9 million in the third quarter of 2006 to $212.9 million in the same period of 2007. The above increase was mitigated mainly by the (a) decrease in FFA gains by $5.8 million from $16.0 million in the third quarter of 2006 to $10.2 million in the same period of 2007, (b) increase in time charter and voyage expenses by $132.6 million from $21.8 million in the third quarter of 2006 to $154.4 million in the same period of 2007, (c) increase in the direct vessels expenses by $1.3 million due to the expansion of the owned fleet from 16 vessels in the third quarter of 2006 to 19 vessels in the same period of 2007, and (d) increase in general and administrative expenses by $0.9 million. Other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) reflected a positive variance of $1.5 million in the third quarter of 2007 relative to the same period in 2006.

Net Income: Net income for the third quarter ended September 30, 2007 was $36.5 million as compared to $16.9 million for the comparable period of 2006. The resultant increase of Net income was primarily due to the $22.9 million increase in EBITDA partially mitigated by a $1.0 million increase in net interest expense, a $0.1 increase in amortization of deferred dry dock and special survey costs and a $2.2 million increase in deferred income taxes calculated for Kleimar.

Liquidity: Navios’ cash and cash equivalents balance (including restricted cash) on September 30, 2007 was $291.6 million. Navios also has the ability to draw up to $120 million on its revolving credit facility.

Nine Months ended September 30, 2007 Results (in 000’s of US Dollars):

	Nine months ended September 30,
	2007	2006
	(unaudited)	(unaudited)
Revenue	$449,890	$153,560
EBITDA	$135,122	$84,194
Net income	$74,485	$26,790

Navios earns revenue from owned and chartered-in vessels, COAs and port terminal operations.

Revenue for the nine month period ended September 30, 2007 was $449.9 million as compared to $153.6 million for the same period of 2006. Revenue from vessel operations increased by approximately $295.8 million or 202% to $442.2 million for the nine months ended September 30, 2007 from $146.4 million for the same period of 2006. This increase is mainly attributable to the (a) increase in the operating days, (b) improvement in the market resulting in higher charter-out daily hire rates in the first nine months of 2007 as compared to the same period of 2006, and (c) increase in the number of COAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from port terminal operations for the nine months ended September 30, 2007 was $7.7 million as compared to $7.2 million in the same period of 2006. This increase in Revenue is attributable to increased throughput for the nine months ended September 30, 2007 of 1.9 million tons as compared to 1.8 million tons in the same period of 2006.

EBITDA was $135.1 million for the first nine months ended September 30, 2007 as compared to $84.2 million for the same period of 2006. This $50.9 million increase in EBITDA is mainly attributable to the (a) gain in FFA trading of $20.3 million in the first nine months of 2007 versus a $19.4 million gain in the same period last year, resulting in a favorable FFA variance of $0.9 million and (b) increase in revenue by $296.3 million from $153.6 million in the first nine months of 2007 to $449.9 million in the same period of 2007. The above increase was mitigated mainly by the (a) increase in time charter and voyage expenses by $239.8 million from $65.2 million in the first nine months of 2007 to $305.0 million in the same period of 2007, (b) increase in the direct vessels expenses by $6.6 million due to the expansion of the owned fleet from 16 vessels in the first nine months of 2007 to 19 vessels in the same period of 2007, and (c) increase in general and administrative expenses by $2.2 million. Other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) reflected a positive variance of $2.3 million in the first nine months of 2007 relative to the same period in 2006.

Net income for the nine month period ended September 30, 2007 was $74.5 million as compared to $26.8 million for the comparable period of 2006. The resultant increase of Net income was primarily due to the $50.9 million increase in EBITDA and a $6.1 million decrease in depreciation and amortization. This was mitigated by a $5.0 million increase in net interest expense, a $4.0 million increase in deferred income taxes calculated for Kleimar and a $0.3 million increase in amortization of deferred dry dock and special survey costs.

Time Charter Coverage

Navios has extended its long-term fleet employment by recently agreeing to charter out vessels for periods ranging from three to ten years. As a result, Navios has currently fixed 100.0%, 91.6%, 54.0% and 32.0% of available days in 2007, 2008, 2009 and 2010, respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs). This represents contracted revenue (net of commissions) from the current charter agreements of $224.0 million, $254.0 million, $170.9 million and $138.8 million, for 2007, 2008, 2009 and 2010, respectively. Although these charter payments are based on contractual charter rates, the contracts are subject to performance and reflect an estimate of off-hire days for periodic maintenance.

The average contractual daily charter-out rate for the core fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs) is $21,479, $24,044, $25,780 and $28,455 for 2007, 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long-term charter-in vessels for the first nine months of 2007 was $9,519 (excluding Kleimar’s vessels).

Summary Fleet Data

Set forth below are selected historical and statistical data for Navios that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended September 30
	2007	2006 (2)
FLEET DATA
Available days(1)(3)	5,207	2,633
Operating days(4)	5,199	2,631
Fleet utilization(5)	99.8%	99.9%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$33,090	$21,643
Time Charter Equivalents (excluding FFAs)	$31,122	$15,932

	Nine month period ended September 30,
	2007	2006 (2)
FLEET DATA
Available days(1)(3)	13,125	7,616
Operating days(4)	13,115	7,603
Fleet utilization(5)	99.9%	99.8%

AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$27,108	$19,198
Time Charter Equivalents (excluding FFAs)	$25,561	$16,656
(1)	Navios has currently fixed out (i.e., arranged charters for) 100.0%, 91.6%, 54.0% and 32.0% of available days in 2007, 2008, 2009 and 2010, respectively (excluding Kleimar’s fleet)
(2)	Excludes vessels acquired through the acquisition of Kleimar
(3)

Available days for fleet are total calendar days the vessels were in Navios’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenue

(4)

Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenue

(5)

Fleet utilization is the percentage of time that Navios’s vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels

Fleet Employment Profile

Exhibit 2 displays the “core fleet” employment profile of Navios.

Dividend

Navios’s board of directors declared a quarterly cash dividend for the period ended September 30, 2007 of $.0666 per share, payable on December 3, 2007 to record holders on November 19, 2007.

Conference Call

As previously announced, on Tuesday, October 30, 2007 at 08:30 AM EST, the Company’s management will host a conference call to discuss the results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Dial In: +1.888.562.3654

International Dial In: +1.973.582.2703

Passcode:  9383447

A supplemental slide presentation will be available on the Navios website (www.navios.com) under the “Investors” section.

The conference call replay will be available for one week after the call at the following numbers:

US Replay Dial In: +1.877.519.4471

International Replay Dial In: +1.973.341.3080

Passcode:  9383447

This call will be simultaneously Webcast at the following Web address: http://www.videonewswire.com/event.asp?id=43499

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITIME HOLDINGS INC.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols “NM” and “NM WS”, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT 1

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US Dollars)

	Notes	September 30, 2007	December 31, 2006
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	4, 9	$249,042	$99,658
Restricted cash	9	42,577	16,224
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at September 30, 2007 and $6,435 as at December 31, 2006		87,548	28,235
Short term derivative asset	9	185,358	39,697
Short term backlog asset	7	3,732	5,246
Deferred tax asset		3,559	—
Prepaid expenses and other current assets		25,548	6,809
Total current assets		597,364	195,869
Deposit on exercise of vessels purchase options		48,002	2,055
Vessels, port terminal and other fixed assets, net	6	568,318	505,292
Long term derivative assets	9	43,300	—
Deferred financing costs, net		13,025	11,454
Deferred dry dock and special survey costs, net		4,378	3,546
Investments in Leased Assets	3	60,548	—
Investments in affiliates		668	749
Long term backlog asset	7	88	2,497
Trade name	7	84,098	86,202
Port terminal operating rights	7	29,375	29,954
Favorable lease terms and purchase options	3, 7	294,055	66,376
Goodwill	3	70,587	40,789
Total non–current assets		1,216,442	748,914
Total Assets		$1,813,806	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$70,809	$37,366
Accrued expenses		42,600	10,726
Deferred voyage revenue		18,958	4,657
Short term derivative liability	9	293,575	42,034
Short term backlog liability	7	—	5,946
Current portion of long term debt	8	11,805	8,250
Total current liabilities		437,747	108,979
Senior notes, net of discount		298,103	297,956
Long term debt, net of current portion	8	295,630	261,856
Unfavorable lease terms	3	111,019	—
Long term liabilities		882	979
Long term derivative liability	9	41,238	797
Deferred tax liability	7	60,430	—
Total non–current liabilities		807,302	561,588
Total liabilities		1,245,049	670,567
Commitments and Contingencies	12	—	—
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $ 0.0001 par value, authorized 250,000,000 shares (120,000,000 as of December 31, 2006), issued and outstanding 103,298,892 and 62,088,127 as of September 30, 2007 and December 31, 2006, respectively	11	10	6
Additional paid–in capital	11	507,897	276,178
Accumulated other comprehensive income/(loss)	9	(2,454)	(9,816)
Retained earnings		63,304	7,848
Total stockholders’ equity		568,757	274,216
Total Liabilities and Stockholders’ Equity		$1,813,806	$944,783

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars - except per share data)

		Three Month Period ended September 30, 2007	Three Month Period ended September 30, 2006	Nine Month Period ended September 30, 2007	Nine Month Period ended September 30, 2006
	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	14	$212,887	$50,903	$449,890	$153,560
Gain (loss) on Forward Freight Agreements	9	10,249	16,036	20,299	19,363
Time charter, voyage and port terminal expenses		(154,394)	(21,803)	(305,038)	(65,193)
Direct vessel expenses		(6,948)	(5,630)	(20,972)	(14,350)
General and administrative expenses		(4,830)	(3,870)	(13,685)	(11,507)
Depreciation and amortization	6,7	(8,619)	(8,625)	(22,313)	(28,395)
Interest income from investments in finance lease		946	—	2,592	—
Interest income		2,642	1,485	5,730	2,613
Interest expense and finance cost, net	8	(12,783)	(10,648)	(38,782)	(30,641)
Other income		(390)	(891)	349	1,749
Other expense		(377)	(303)	(1,125)	(936)
Income before equity in net earnings of affiliate companies and joint venture		38,383	16,654	76,945	26,263
Equity in net Earnings of Affiliated Companies and Joint Venture		302	230	1,518	527
Net income before taxes		$38,685	$16,884	$78,463	$26,790
Income taxes		(2,165)	—	(3,978)	—
Net income		$36,520	$16,884	$74,485	$26,790
Less:
Incremental fair value of securities offered to induce warrants exercise		$—	$—	$(4,195)	$—
Income available to common shareholders		36,520	16,884	70,290	26,790
Earnings per share, basic		$0.36	$0.27	$0.79	$0.51
Weighted average number of shares, basic	15	101.790.855	62.088.127	88.934.754	52.470.143
Earnings per share, diluted		$0.34	$0.27	$0.73	$0.51
Weighted average number of shares, diluted	15	108,334,456	62.088.127	95,816,197	52.470.143

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Notes	Nine Month Period ended September 30, 2007	Nine Month Period ended September 30, 2006
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$74,485	$26,790
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6, 7	24,336	28,263
Amortization of deferred financing cost		1,395	1,789
Amortization of deferred dry dock costs		1,294	981
Amortization of backlog		(2,023)	132
Provision for losses on accounts receivable		(550)	61
Unrealized (gain)/loss on FFA derivatives		(9,870)	(13,585)
Deferred taxation		3,978	—
Unrealized (gain)/loss on interest rate swaps		575	(284)
Earnings in affiliates and joint ventures, net of dividends received		(840)	56
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(26,353)	(11,033)
(Increase) decrease in accounts receivable		(58,045)	(11,882)
(Increase) decrease in prepaid expenses and other current assets		(15,261)	(1,450)
(Increase) decrease in other long term assets		—	(392)
Increase (decrease) in accounts payable		24,087	16,951
Increase (decrease) in accrued expenses		24,976	(69)
Increase (decrease) in deferred voyage revenue		14,300	(2,537)
Increase (decrease) in long term liability		(97)	(555)
Increase (decrease) in derivative accounts		118,748	13,242
Payments for dry dock and special survey costs		(2,125)	(2,481)
Net cash provided by operating activities		173,010	43,997
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired		(145,436)	—
Deposit on exercise of vessel purchase option		(48,002)	(1,949)
Acquisition of vessels	6, 13	(44,490)	(88,561)
Purchase of property and equipment	6	(334)	(1,273)
Net cash (used in) provided by investing activities		(238,262)	(91,783)
FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	8	122,075	97,659
Repayment of long term debt	8	(127,390)	(45,681)
Receipts from finance lease		7,257	—
Dividends paid		(19,029)	(11,246)
Issuance of common stock		231,723	65,453
Net cash provided by (used in) financing activities		214,636	106,185
(Decrease) increase in cash and cash equivalents		149,384	58,399
Cash and cash equivalents, beginning of period		99,658	37,737
Cash and cash equivalents, end of period		$249,042	$96,136
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$27,307	$28,739

Disclosure of Non-GAAP Financial Measures

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA Reconciliation to Cash from Operations

(in thousands of US Dollars)

	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006
	(unaudited)	(unaudited)
Net cash provided by operating activities	$92,818	$21,491
Net increase (decrease) in operating assets	40,022	2,741
Net (increase) decrease in operating liabilities	(92,234)	(6,755)
Net interest cost	10,141	9,163
Deferred finance charges	(464)	(561)
Provision for losses on accounts receivable	—	(64)
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	6,602	7,927
Earnings in affiliates and joint ventures, net of dividends received	302	230
Payments for drydock and special survey costs	722	876
EBITDA	$57,909	$35,048

	Nine Months Ended September 30, 2007	Nine Months Ended September 30, 2006
	(unaudited)	(unaudited)
Net cash provided by operating activities	$173,010	$43,997
Net increase in operating assets	99,659	24,757
Net (increase) decrease in operating liabilities	(182,014)	(27,032)
Net interest cost	33,052	28,028
Deferred finance charges	(1,395)	(1,789)
Provision for losses on accounts receivable	550	(61)
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	9,295	13,869
Earnings in affiliates and joint ventures, net of dividends received	840	(56)
Payments for drydock and special survey costs	2,125	2,481
EBITDA	$135,122	$84,194

EXHIBIT 2

FLEET EMPLOYMENT PROFILE (CORE FLEET)

Owned Vessels

Vessels(1)	Type	Built	DWT	Charter-out Rate (2)	Expiration Date (3)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	23,700	10/01/2012
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/02/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	10/31/2008
Navios Kypros	Ultra Handymax	2003	55,222	43,938	01/10/2008
Navios Gemini S	Panamax	1994	68,636	19,523	02/08/2009
				24,225	02/08/2014
Navios Libra II	Panamax	1995	70,136	21,613	12/31/2007
				23,513	12/30/2010
Navios Felicity	Panamax	1997	73,867	9,595	04/25/2008
				26,169	04/26/2013
Navios Magellan	Panamax	2000	74,333	21,850	01/19/2010
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
				21,937	12/26/2018
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	12/31/2007
				23,594	12/30/2010
Navios Hyperion	Panamax	2004	75,707	26,268	02/26/2009
Asteriks	Panamax	2005	76,801		—
Obeliks(5)	Capesize	2000	170,454		—

Long Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(2)	Expiration Date(3)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2008
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	06/01/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	11/03/2008
Navios Orbiter (6)	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	01/04/2008
					27,100	11/24/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/08/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Prosperity	Panamax	2007	82,535	Yes	24,000	07/04/2012
Navios Esperanza	Panamax	2007	75,200	No	37,056	08/09/2009
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Fantastiks	Capesize	2005	180,265	Yes		—
Rubena N	Capesize	2006	203,233	No		—

Vessels to be delivered

Long Term Chartered-in

Vessels	Type	Delivery Date	Purchase Option	DWT
C. Utopia	Capesize	11/2007	No	174,000
Kleimar TBN	Panamax	03/2008	No	75,250
Navios Aldebaran	Panamax	03/2008	Yes	76,500
Navios Armonia	Ultra Handymax	05/2008	No	55,100
Phoenix Grace	Capesize	11/2008	No	170,500
Phoenix Beauty	Capesize	12/2009	No	170,500
Navios TBN	Handysize	03/2010	Yes	35,000
Kleimar TBN	Capesize	04/2010	No	176,800
Navios TBN	Handysize	08/2010	Yes	35,000
Navios TBN	Kamsarmax	08/2010	Yes	81,000
Navios TBN	Kamsarmax	09/2010	Yes	81,000
Navios TBN	Kamsarmax	11/2010	Yes	81,000
Navios TBN	Handysize	01/2011	Yes	35,000
Navios TBN	Kamsarmax	01/2011	Yes	81,000
Navios TBN	Kamsarmax	02/2011	Yes	81,000
Navios TBN	Kamsarmax	03/2011	Yes	81,000
Navios TBN	Handysize	05/2011	Yes	35,000
Navios TBN	Handysize	06/2011	Yes	35,000
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Navios TBN	Ultra Handymax	03/2012	Yes	60,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Kamsarmax	01/2013	Yes	82,100

Owned Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Capesize	07/2009	180,000
Navios TBN	Capesize	08/2009	172,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000
_______________
(1)	Excludes the Vanessa, a Product Handysize tanker (19,078 dwt) built in 2002, acquired in connection with the acquisition of Kleimar
(2)	Net Time Charter-out Rate per day (net of commissions)
(3)	Estimated dates assuming midpoint of redelivery by charterers
(4)	Generally, Navios may exercise its purchase option after three to five years of service
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned
(6)	In October 2007, Navios exercised its option for the purchase of the vessel